                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the year ended DECEMBER 31, 2002

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________________to__________________

Commission file number 333-98681

                        CONOCOPHILLIPS STORE SAVINGS PLAN
               (FORMERLY THE TOSCO CORPORATION STORE SAVINGS PLAN)
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

600 NORTH DAIRY ASHFORD
HOUSTON, TEXAS                                             77079
(Address of principal executive office)                 (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Financial statements of the ConocoPhillips Store Savings Plan (formerly known as the Tosco Corporation Store Savings Plan), filed as a part of this annual report, are listed in the accompanying index.

(b)  Exhibits

Exhibit 23    Consent of Independent Auditors.

Exhibit 99    Certifications Pursuant to 18 U.S.C. Section 1350, As Adopted
                Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Store Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     CONOCOPHILLIPS
                                                   STORE SAVINGS PLAN

                                                    /s/ J. W. Sheets
                                                    ----------------------------
                                                        J. W. Sheets
                                                Plan Financial Administrator

June 25, 2003

INDEX TO FINANCIAL STATEMENTS                                     CONOCOPHILLIPS
AND SCHEDULE                                                  STORE SAVINGS PLAN
                                                 (FORMERLY THE TOSCO CORPORATION
                                                             STORE SAVINGS PLAN)

                                                                            Page
Report of Independent Auditors .......................................       3

Financial Statements

  Statement of Net Assets Available for Benefits
    at December 31, 2002 and 2001 ....................................       4

  Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 2002 .............................       5

  Notes to Financial Statements ......................................       6

Supplemental Schedule*

  Schedule of Assets (Held at End of Year)
    as of December 31, 2002, Schedule H, Line 4i .....................      12

Exhibit Index ........................................................      13

-------------------------------
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT AUDITORS

The Store Savings Plan Committee
ConocoPhillips Store Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ConocoPhillips Store Savings Plan (formerly the Tosco Corporation Store Savings Plan) (Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Store Savings Plan Committee (Committee). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                           /s/  ERNST & YOUNG LLP
                                                ERNST & YOUNG LLP

Houston, Texas
June 25, 2003

STATEMENT OF NET ASSETS                                           CONOCOPHILLIPS
AVAILABLE FOR BENEFITS                                        STORE SAVINGS PLAN
                                                 (FORMERLY THE TOSCO CORPORATION
                                                             STORE SAVINGS PLAN)

                                                            Thousands of Dollars
                                                            --------------------
At December 31                                                2002        2001
                                                            --------------------
ASSETS
Investments
  Merrill Lynch Retirement
    Preservation Trust                                      $      -      15,656
  Income Fund of America                                           -       5,130
  Davis New York Venture Fund                                      -       6,217
  American New Perspective Fund                                    -       3,157
  ConocoPhillips common stock                                  1,344       1,457
  Loans to Plan participants                                   2,087       2,141
--------------------------------------------------------------------------------
                                                               3,431      33,758
Cash                                                          27,245          38
Contributions Receivable                                           -           -
Interest and Dividends Receivable                                 31          31
--------------------------------------------------------------------------------
Total Assets                                                  30,707      33,827

NET ASSETS AVAILABLE FOR BENEFITS                           $ 30,707      33,827
================================================================================

See Notes to Financial Statements.

STATEMENT OF CHANGES IN NET                                    TOSCO CORPORATION
ASSETS AVAILABLE FOR BENEFITS                                 STORE SAVINGS PLAN
                                                 (FORMERLY THE TOSCO CORPORATION
                                                             STORE SAVINGS PLAN)

                                                                       Thousands
Year Ended December 31, 2002                                          of Dollars
                                                                      ----------
ADDITIONS
Contributions
  Participants                                                         $  2,215
  Rollovers                                                                   8
-------------------------------------------------------------------------------
                                                                          2,223
-------------------------------------------------------------------------------

Investment Income
  Interest and dividend income                                            1,204
  Interest on participant loans                                             135
-------------------------------------------------------------------------------
                                                                          1,339
-------------------------------------------------------------------------------

Total                                                                     3,562
-------------------------------------------------------------------------------

DEDUCTIONS
Distributions to
  participants or their
  beneficiaries                                                           4,227
Net depreciation in fair value
  of investments                                                          2,286
Other, net                                                                  149
Administrative expense                                                       20
-------------------------------------------------------------------------------
Total                                                                     6,682
-------------------------------------------------------------------------------

NET CHANGE                                                               (3,120)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                                        33,827
-------------------------------------------------------------------------------

End of Year                                                            $ 30,707
===============================================================================

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS                                     CONOCOPHILLIPS
                                                              STORE SAVINGS PLAN
                                                 (FORMERLY THE TOSCO CORPORATION
                                                             STORE SAVINGS PLAN)

NOTE 1--PLAN DESCRIPTION

The following description of the ConocoPhillips Store Savings Plan (formerly the Tosco Corporation Store Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan was established in 1985 as the Circle K Kash Plus Plan and has been amended and restated at various times since its formation. Effective January 1, 1998, the Plan was amended to change its name to the Tosco Corporation Store Savings Plan. Effective January 1, 2003, the Plan sponsor, Tosco Corporation, was merged into the ConocoPhillips Company (formerly Phillips Petroleum Company), and the Plan was amended to change its name to the ConocoPhillips Store Savings Plan and ConocoPhillips Company became the Plan sponsor (Sponsor).

The Plan is a defined contribution, 401(k) profit sharing plan, covering substantially all of the full-time retail store and marketing job outlet employees on the payroll of Circle K Stores Inc., who have reached the age of 18 and completed one continuous year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code, as amended by the Tax Reform Act of 1986 and subsequent legislation.

On March 12, 2002, stockholders of Phillips Petroleum Company and Conoco Inc. approved a merger of the two companies to form ConocoPhillips (Company). The merger was finalized on August 30, 2002. Under the terms of the merger agreement, each outstanding share of Phillips Petroleum Company common stock, including all those held by the Plan, was automatically converted into one share of the new ConocoPhillips common stock (Company Stock).

In 2002, Tosco Corporation had a trust agreement with the Merrill Lynch Trust Company (Merrill Lynch). Merrill Lynch also maintained the individual participant account records and served as custodian for the Plan's investments. In December 2002, effective as of January 1, 2003, Tosco Corporation entered into a Trust Agreement with Vanguard Fiduciary Trust Company (the Tosco Corporation Trust) and ConocoPhillips Company entered into a Master Trust Agreement with Vanguard Fiduciary Trust Company which provides that some or all of the assets held in the Tosco Corporation Trust with respect to the Plan would be delivered to be held, administered and invested pursuant to the Master Trust Agreement. On December 31, 2002, Merrill Lynch converted Plan investments, with the exception of Company Stock, to cash to expedite the transfer of custody to Vanguard. Vanguard subsequently re-invested those funds in other investments, as directed by the participants. Company Stock was transferred "in-kind."

The Plan is administered by the Store Savings Plan Committee, a Plan Financial Administrator, and a Plan Benefits Administrator. The members of the Committee are appointed by the Board of Directors of ConocoPhillips Company. The Plan Financial Administrator and Plan Benefits Administrator are the persons who occupy, respectively, the ConocoPhillips positions of Treasurer and Compensation and Benefits Manager. Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Sponsor for necessary expenditures incurred in the discharge of their duties.

CONTRIBUTIONS

In 2002, participants could contribute between 1 and 20 percent of their eligible compensation (up to $200,000) to the Plan. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and Plan earnings, and charged with an allocation of investment expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are fully vested in their account balances.

LOANS TO PARTICIPANTS

The Plan, with certain limitations, may make loans to participants with an interest rate approximately equal to the prime interest rate on the origination date. A loan from the Plan will be made for up to 50 percent of the participant's account balance and all interest payments made under the terms of the loan will be credited to the participant's account and not considered general earnings of the Plan. Participants' loans are repaid through payroll deductions. Participant loans are collateralized by the participants' vested account balances. The maturity on these loans cannot exceed five years. However, a loan made to acquire the Participant's primary residence may be repaid over a commercially reasonable period.

DISTRIBUTIONS

Benefits under the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. Distributions from the Plan are made in lump sums. Any whole shares of stock in a participant's stock fund account may be distributed in the form of shares of stock at the participant's discretion. All other amounts, including fractional shares of stock, will be distributed to the participant in cash.

ADMINISTRATION FEES

All Plan investment management fees are paid from the investment earnings of the individual investment funds. All other administration fees are paid by the Plan or the Sponsor. Fees paid by the Sponsor are not reflected in the Plan's financial statements.

NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Distributions to participants or their beneficiaries are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates and assumptions.

NOTE 3--INVESTMENTS

Participants may designate, in 5 percent increments, the portion of their contributions to be placed in various funds. Loan repayments are allocated to these funds based on the participant's current contribution designation.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

VALUATION

Common stock and mutual fund securities are valued at fair value, based on their quoted market prices. The Merrill Lynch Retirement Preservation Trust is a collective investment of assets. The assets in this fund include stable value investment contracts and money market instruments. The stable value investments contracts are valued at contract value and the money market instruments are valued at amortized cost, both of which approximate fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

APPRECIATION (DEPRECIATION)

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                                      Thousands
                                                                      of Dollars
                                                                      ----------
Income Fund of America                                                $  (474)
Davis New York Venture Fund                                            (1,018)
American New Perspective Fund                                            (489)
ConocoPhillips common stock                                              (305)
------------------------------------------------------------------------------
                                                                      $(2,286)
==============================================================================

NOTE 4--TAX STATUS

The Internal Revenue Service (IRS) determined on April 15, 1996, that the Plan, as amended through December 28, 1994, was qualified under Section 401(a) of the Internal Revenue Code of 1986 and the Trust was exempt from federal income tax under Section 501(a). Subsequent amendments have been adopted, but are not expected to affect the qualified status of the Plan. The Committee is not aware of any activity that would affect the qualified status of the Plan. A request for a Letter of Determination was submitted to the IRS on February 28, 2002.

NOTE 5--PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan's assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing on the date of termination as adjusted for investment gains and losses.

NOTE 6--PARTY-IN-INTEREST TRANSACTIONS

In 2002, certain investments of the Plan were in shares of mutual funds managed by Merrill Lynch. Because Merrill Lynch was the Plan's trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments were in ConocoPhillips common stock or in Phillips Petroleum Company common stock prior to August 30, 2002. These transactions also qualify as party-in-interest transactions.

NOTE 7--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2002 and 2001, as reflected in these financial statements to the amounts reflected in the Plan's Form 5500:

                                                           Thousands of Dollars
                                                           --------------------
                                                             2002         2001
                                                           --------------------
Net assets available for benefits as
  reported in the financial statements                     $ 30,707      33,827
Amounts allocated to withdrawing
  participants                                                    -         (13)
-------------------------------------------------------------------------------
Net assets available for benefits
  as reported in the Form 5500                             $ 30,707      33,814
===============================================================================

The following is a reconciliation of distributions to participants for the year ended December 31, 2002, as reflected in these financial statements to the amount reflected in the Plan's Form 5500:

                                                                   Thousands of
                                                                      Dollars
                                                                   ------------
Distributions to participants as reported
  in the financial statements                                      $      4,227
Amount allocated to withdrawing
  participants at December 31, 2001                                         (13)
-------------------------------------------------------------------------------
Distributions to participants as reported
  in the Form 5500                                                 $      4,214
===============================================================================

NOTE 8--SUBSEQUENT EVENTS

As previously mentioned in Note 1, effective January 1, 2003, Vanguard replaced Merrill Lynch as the Plan's trustee and recordkeeper.

Effective January 1, 2003, the Plan was amended to increase the maximum participant contribution percentage from 20 percent to 30 percent, and participants in the Thrift Plan for Retail Employees of Conoco Inc. became eligible to participate in the Plan.

A new Plan provision for 2003 allows participants who reach age 50 or over in 2003 to make catch-up contributions of up to $2,000 to the Plan. This additional amount will increase by $1,000 per year through 2006.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)                          CONOCOPHILLIPS
SCHEDULE H, LINE 4i                                           STORE SAVINGS PLAN
                                                 (FORMERLY THE TOSCO CORPORATION
                                                             STORE SAVINGS PLAN)

At December 31, 2002

(a)(b) Identity of     (c) Description of investment       Thousands of Dollars
issue, borrower,       including maturity date,        ---------------------------
lessor, or similar     rate of interest, collateral,   (d) Historical  (e) Current
party                  par or maturity value                 Cost          Value
--------------------   -----------------------------   --------------  -----------
ConocoPhillips*         Common Stock, $ 0.01 par
                          Value, 27,777 shares                     **      $ 1,344

Participants*           Loans to Plan participants                 **        2,087
----------------------------------------------------------------------------------
                                                                           $ 3,431
==================================================================================

 *Party-in-interest

**Historical cost information is not required for participant-directed investments.

EXHIBIT INDEX                                                     CONOCOPHILLIPS
                                                              STORE SAVINGS PLAN
                                                 (FORMERLY THE TOSCO CORPORATION
                                                             STORE SAVINGS PLAN)

EXHIBIT
 NUMBER                    DESCRIPTION
-------                    -----------
  23      Consent of Independent Auditors.

  99      Certifications Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant
            to Section 906 of the Sarbanes-Oxley Act of 2002.